KENDLE INTERNATIONAL INC
441 Vine Street, Suite 1200
Cincinnati, Ohio 45202

December 2, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jim B. Rosenberg
Ms. Dana Hartz
Ms. Rose Zukin
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kendle International Inc. Form 10-K for Year Ended December 31, 2007
Filed on March 17, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 14, 2008
File No.000-23019

Ladies and Gentlemen:

We have received and reviewed your letter dated October 30, 2008 related to the above-referenced filings of Kendle International Inc. (“Kendle” or the “Company”).  In accordance with your request, we have responded to each of the comments included in your letter.  Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments. This letter has been filed with the Commission as correspondence through EDGAR.

Form 10-K for the fiscal year ended December 31, 2007

Business

Backlog, page 4

1.
We note your disclosure regarding your backlog on page 4. If there is any portion of the $869 million of backlog that is not reasonably expected to be completed within the current fiscal year, please expand your disclosure to disclose the portion this portion of your backlog, in accordance with Item 101(c)(1)(viii) of Regulation S-K.

Response:

Although the Company acknowledges Regulation S-K Item 101(c)(1)(viii)’s requirements, it respectfully submits that further elaboration of our disclosure requirements in this area may not be helpful to investors.  The Company believes it is difficult to accurately identify the portion of its backlog not reasonably expected to be completed within the current fiscal year for a variety of reasons, some of which are cited below.

As discussed in Part 1, Item 1 and Part 1, Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Annual Report”) or elaborated on below, the Company’s backlog is affected by a variety of factors:

•
Many of the Company’s contracts provide for services on a fixed-price basis and may be terminated or reduced in scope with little or no notice. Cancellations may occur for a variety of reasons, including the failure of the product to satisfy safety requirements, the Customer’s inability to manufacture sufficient quantities of the drug, unexpected results of the product or the client’s decision to terminate the development of a product.

•
Additionally, the scope of the contracts may change, either increasing or decreasing, the value of the contract and in the process, thereby shortening or lengthening the time that backlog may convert into net service revenues.

•
The average duration of the contracts in backlog fluctuates from quarter to quarter based on the individual contracts constituting backlog at any given time.  Contracts vary in size and duration, with backlog converting into net service revenues over varying lengths of times dependent upon the nature of the individual contract.

Notwithstanding the above, and in an effort to address the Staff’s comment, the Company proposes incorporating the following example disclosure in the Annual Report on Form 10-K for the year ending December 31, 2008 and all future periodic filings consistent with the above referenced Regulation S-K requirements.  Note: The below example disclosure is based upon disclosure in the Annual Report; the last sentence of the first paragraph below is additional sample disclosure proposed in response to the Staff’s comment.

Backlog

Backlog consists of anticipated net service revenue from contracts, letters of intent and other forms of commitments (collectively defined as backlog) that either have not started but are anticipated to begin in the near future, or are in process and have not been completed.  Amounts included in backlog represent anticipated future net service revenue and exclude net service revenue that has been recognized previously in the Consolidated Statements of Operations.  Once contracted work begins, net service revenue is recognized in the Consolidated Statements of Operations.  Backlog at December 31, 2007, was approximately $869 million compared to approximately $659 million at December 31, 2006.  The average duration of the contracts in backlog fluctuates from quarter to quarter based on the contracts constituting backlog at any given time.  The Company generally experiences a longer period of time between contract award and revenue recognition with respect to large contracts covering global services.  As the Company increasingly competes for and enters into large contracts that are global in nature, the Company expects the average duration of the contracts in backlog to increase.  The Company estimates that approximately 45% of its backlog at December 31, 2007 will be recognized as net service revenue in fiscal year 2008.

No assurance can be given that the Company will be able to realize the net service revenues that are included in the backlog.  Backlog is not necessarily a meaningful indicator of future results for a variety of reasons, including, but not limited to, the following:  (i) contracts vary in size and duration, with revenue from some studies realized over a number of years; (ii) the scope of contracts may change, either increasing or decreasing the value of the contract; and (iii) studies may be terminated or delayed by the study’s sponsor or by regulatory authorities.

Notes to the Consolidated Financial Statements
Note 7, Debt, page F-17

2.	Please provide us your analysis of the Convertible Note Hedges under EITF 00-19 and EITF 01-6 to support your conclusion that these instruments should be accounted for as equity transactions.

Response:

Concurrent with the sale of the Convertible Notes, the Company purchased a call option on its common stock or Convertible Note Hedges from certain counterparties (UBS Securities LLC, the underwriter for the Convertible Note transaction and JP Morgan Chase, collectively the “Counterparties”) at a cost of approximately $37.5 million ($42.9 million including the greenshoe option).  The Convertible Notes are convertible at the option of the holder into cash, and if applicable, shares of the Company’s common stock at an initial conversion price of $47.71 per share (approximating 20.9585 shares per $1,000 principal amount of Convertible Notes) upon the occurrence of certain events.  The Counterparties to the Convertible Note Hedges are required to deliver either shares of the Company’s common stock or cash in the amount that the Company is obligated to deliver to the holders of the Convertible Notes with respect to the conversion calculated exclusive of shares deliverable by the Company by reason of any additional premium related to the Convertible Notes or by reason of any election by the Company to unilaterally increase the conversion rate pursuant to the Convertible Note Indenture.

In determining the appropriate classification of the Convertible Note Hedges, the Company considered EITF Issue No. 01-6 “The Meaning of “Indexed to a Company’s Own Stock” (“EITF 01-6”) and EITF Issue No. 00-19 “Accounting for Derivative Instruments Indexed to, and Potentially Settled in a Company’s Own Stock” (“EITF 00-19”).  EITF

01-6 relates to instruments for which settlement is based on changes in the issuing company’s stock price and one or more defined contingencies provided that once the contingencies have occurred, the instrument’s settlement amount is based solely on the issuing company’s stock.  Instruments are considered indexed to a company’s own stock within the meaning of EITF 00-19 and paragraph 11(a) of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” provided that (1) the contingency provisions are not based on an observable market, other than the market for the issuer’s stock or an observable index, other than those measured solely by reference to the issuer’s own operations and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.

The primary trigger for conversion of the Convertible Notes is also the primary trigger for the Convertible Note Hedge transactions and that is based solely on the market price of the Company’s common stock. EITF 01-6 requires the Company to address any other defined contingency provisions and whether those provisions prevent the conclusion that the applicable instruments are not indexed to a Company’s stock.  In addition to the provision for exercise based on the market price of the Company’s common stock, we also considered the following contractual provisions as they relate to the Convertible Note Hedges:

•	Merger events or tender offer that included share-for-share, share-for-other, share-for-combined
•	Nationalization or insolvency
•	Additional disruption events
In each of the scenarios above, the calculation agent is required to make appropriate judgments in good faith and in a commercially reasonable manner to account for an economic impact of such adjustment events.  We believe that the mechanics and substance of these provisions and adjustments are intended to preserve the fair value of the transaction before and after these events, or to terminate the transaction at fair value.  We believe that these adjustment and early termination provisions are based solely on the Company’s common stock because these inputs are specific to the issuer of equity, are inherent in pricing an equity derivative, were used in the pricing at the inception of the transaction, are not based on an observable market or observable index; therefore, we believe that the Convertible Note Hedges are considered indexed to the Company’s own equity under EITF 01-6.

We believe that the Convertible Note Hedge meets condition 2 in EITF 01-6 because once the conversion option becomes exercisable, the settlement amount is based solely on Kendle’s common stock.

As the Convertible Note Hedges are considered to be ‘indexed’, the Company then considered whether the Convertible Note Hedges should be classified as equity transactions based upon application of EITF 00-19.  As stated in EITF 00-19 (paragraph 8) contracts that require physical settlement or net-share settlement, or that give the Company a choice of net-cash settlement or settlement in its own shares would be initially classified as equity assuming that all the criteria in paragraphs 12-32 are met.  The requirements of paragraphs 12-32 of EITF 00-19 were considered below:

•	The contract permits the company to settle in unregistered shares. (paragraphs 14 through 18)
o	We believe this criterion is not applicable as we can only receive shares and are under no obligation to issue shares. Criterion met.
•
The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. (paragraph 19)

o	We believe this criterion is not applicable as we can only receive shares and are under no obligation to issue shares. Criterion met.
•	The contract contains an explicit limit on the number of shares to be delivered in a share settlement. (paragraphs 20 through 24)
o	We believe this criterion is not applicable as we can only receive shares and are under no obligation to issue shares. Criterion met.
•	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. (paragraph 25)
o	We believe this criterion is met as there are no required cash payments for this reason.
•
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due ( that is, there are no cash settled “top-off” or “make-whole” provisions). (paragraph 26)

o	We believe this criterion is not applicable as we can only receive shares and are under no obligation to issue shares. Criterion met.
•	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. (paragraphs 27 and 28)
o	We believe this criterion is met as there are no such provisions.
•	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. (paragraphs 29 through 31)
o	We believe this criterion is met as there are no such provisions.
•	There is no requirement in the contract to post collateral at any point for any reason. (paragraph 32)
o	We believe this criterion is met as there are no requirements to post collateral.

Under EITF 00-19, the Convertible Note Hedge transactions have met all of the above conditions necessary for equity classification for financial instruments indexed to and potentially settled in the Company’s own stock.

Based on the above analysis, the Company believes that the Convertible Note Hedge transactions meet the definition of an equity instrument as the Company has met the above conditions in EITF 01-6 and EITF 00-19.  As such, the premiums paid have been recorded in equity as a reduction of additional paid in capital in the Company’s balance sheet.

Note 14.  Segment Information page F-30

3.
Your revenues from operations outside of North America were approximately 45% of total revenues for the year ended December 31, 2007 and 54% for the six months ended June 30, 2008.  Please provide us revenue by foreign country for each of these periods and tell us why disclosure by foreign country or for certain individual foreign countries is not necessary.  Please refer to paragraph 38 of SFAS 131.

Response:

As disclosed in Note 14 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, we disclosed financial information by geographic area for the United States and Non-United States.  The Company believes that further disclosure by country would not aid the financial statement reader in assessing the concentration of risks and prospects for future growth in these foreign countries or non U.S. regions due to the nature of our business and the method by which revenue is generated.  The Company’s revenues are driven primarily by contracts with large multinational companies in the biopharmaceutical industry and the revenues are recorded where the work is performed which is not necessarily indicative of local economic conditions and revenue growth potential.  The location of work performed is often based on the Company’s available resources, rather than local conditions or political or other risks.

The Company proposes to disclose, on a prospective basis commencing with the Company’s Annual Report on Form 10-K for the year ending December 31, 2008, geographic revenue information with material countries separately listed as required in paragraph 38 of SFAS 131.  As of the dates presented, no other foreign country is material for separate presentation of net service revenues.

Below is an example of the disclosure proposed by the Company:

Financial information by geographic area is as follows:

Net Service Revenues	2008		2007	2006
North American Region
United States	$	XXX	$196,588	$154,990
Other		XXX	1,654	479
	$	XXX	$198,242	$155,469
European Region
Germany	$	XXX	$41,822	$29,724
United Kingdom		XXX	44,145	28,487
Other		XXX	79,228	51,597
	$	XXX	$165,195	$109,808

Latin American Region	$	XXX	$20,783	$10,240

Asia/Pacific Region	$	XXX	$13,364	$7,954

Total Net Service Revenues	$	XXX	$397,584	$283,741

No other country is material for separate presentation of net service revenues for any period presented.

Schedule 14A

Executive Compensation
Compensation Discussion and Analysis, page 14
Base Salary, page 15

4.	Please revise the discussion of base salary on pages 15 to discuss the following information:

(a)	If you engaged in benchmarking, identify your competitors and the biopharmaceuticals you used in the analysis and explain how you selected these companies.

(b)	If you did not engage in benchmarking, explain how you used the information about your competitors, the biopharmaceuticals and the CRO Peer Group companies to monitor the market pressures.

(c)	Were all the CRO Peer Group companies used, or were some omitted?

(d)
Please provide more information about how the Compensation Committee reviews management recommendations against pay practices of comparable companies.  For example, do you aim to be within a range, above the particular percentage of the companies, in the top 5, etc.?

Response:

The Company intends to provide, in its 2009 proxy materials, disclosure similar to the following:

The Company does not engage in strict numerical benchmarking in determining compensation.  Because job content, accountability, responsibility, incumbent seniority and performance varies from one company to the next, the Compensation Committee considers available  compensation data from all of our peer companies (identified on page [15] of the Proxy Statement) and other companies in the biopharmaceutical industry that compare in revenue and size. The Compensation Committee uses the above information as a guideline in exercising its discretion in determining compensation for our Named Executive Officers.  When considering pay practices of companies within the biopharmaceutical industry of comparable size (specifically headcount and/or revenue) the Compensation Committee believes that in order to attract, retain, and motivate our Named Executive Officers, it is important to consider compensation for those individuals at or near the market median.

Bonus, page 16

5.
We note your disclosure on page 16 that individual contributions of the Named Executive Officers are an important factor in determining such individual’s bonus awards.  Please expand your discussion to disclose each executive’s personal goals.

Response:

The Company intends to provide, in its 2009 proxy materials, disclosure similar to the following:

The Named Executive Officer’s individual performance goals are linked to corporate and functional performance scorecards (as noted on page [15] of the Proxy Statement), along with individual goals.  The Corporate Performance Scorecard includes financial, customer, operations, and personnel imperatives.  Dr. Kendle and Mr. Bergen were responsible for the Corporate Performance Scorecard and the integration of acquired Charles River Laboratories Clinical Services resources.

Additionally, Dr. Kendle’s goals included revenue and operating income growth, while Mr. Bergen’s goals included the development and initiation of a corporate enterprise resource planning strategy and solution.

Mr. Brenkert was responsible for the Finance Performance Scorecard, which included financial, customer, operations and personnel imperatives.  Additionally, Mr. Brenkert’s goals included a $200 million offering of Convertible Senior Notes and restructuring of the Finance Department infrastructure.

Mr. Higginbotham was responsible for the Sales and Marketing Performance Scorecard, which included financial, customer, and personnel imperatives.  Additionally, Mr. Higginbotham’s goals included sales growth and the development and implementation of business unit marketing and branding strategies.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. Kendle appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 345-1525.

Sincerely, KENDLE INTERNATIONAL INC.

By:	/s/ Karl Brenkert III
Name: Karl Brenkert III
Title: Senior Vice President & Chief Financial Officer

cc:  F. Mark Reuter, Esq.